Exhibit 99.2

To:	Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Toronto Stock Exchange

Consent of Qualified Person

I, Ian Dreyer of Andes Mining Services S.A.C., do hereby consent to the filing of the technical report entitled “La Arena Project, Peru, Technical Report (NI43-101)”, dated May 31, 2013 with an effective date of January 1, 2013, (the "Technical Report") with the securities regulatory authorities referred to above and with SEDAR (System for Electronic Document Analysis and Retrieval) as well as to extracts from and summaries of the Technical Report.

I confirm that I have read the Technical Report and the disclosure derived from the Technical Report included in the news release of Rio Alto Mining Limited dated April 16, 2013 entitled “Rio Alto Increases Mineral Resources at La Arena” and also confirm that such disclosure fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated 31 of May, 2013.

[signed}

Ian Dreyer BAppSc (Geol), MAuslMM (CP)
Principal Geologist